Exhibit 4.5

ESCROW AGREEMENT

This Escrow Agreement (the “Agreement”), dated October __, 2006, is entered into by and among UNIPRO Financial Services, Inc., a Florida corporation (the “Company”), H.C. Wainwright & Co., Inc., a                                  corporation, as placement agent, and H.C. Wainwright & Co., Inc., a                                  corporation, as representative of the Investors (the “Investor Representative”), Gangjin Li (“GL”) and Brian Lin (“BL” and, together with GL, the “Stockholders”), and American Stock Transfer & Trust Company (hereinafter referred to as “Escrow Agent”). All capitalized terms used but not defined herein shall have the meanings assigned them in the Securities Purchase Agreement, between the Company and each Investor in the Offering (each an “Investor” and collectively, the “Investors”).

BACKGROUND

As an inducement to the Investors to enter into the Securities Purchase Agreement, the Stockholders agreed that the Stockholders would place the “Escrow Shares” (as hereinafter defined) into escrow for the benefit of the Investors in the event the Company failed to satisfy the “Performance Threshold” (as hereinafter defined). Pursuant to the requirements of the Securities Purchase Agreement, the Company, the Stockholders, and the Investor Representative have agreed to establish an escrow on the terms and conditions set forth in this Agreement and the Escrow Agent has agreed to act as escrow agent pursuant to the terms and conditions of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises of the parties and the terms and conditions hereof, the parties hereby agree as follows:

1. Appointment of Escrow Agent. The Investor Representative on behalf of the Investors, the Stockholders and the Company hereby appoint American Stock Transfer & Trust Company as Escrow Agent to act in accordance with the terms and conditions set forth in this Agreement, and Escrow Agent hereby accepts such appointment and agrees to act in accordance with such terms and conditions.

2. Establishment of Escrow. Upon the execution of this Agreement, the Stockholders shall deliver to the Escrow Agent stock certificates evidencing 23,668 shares in the aggregate of the Company’s Series A Preferred Stock (which the Stockholders represent shall be converted to 769,231 shares of the Company’s common stock, and to be equitably adjusted thereafter for stock splits, stock dividends and similar adjustments (collectively, the “Escrow Shares”)) along with stock powers executed in blank. GL and BL represent that such number of shares, when converted into Common Stock, represent an aggregate number of shares equal to fifty (50%) percent of the shares of Common Stock issued to the Investors (excluding any shares issuable upon exercise of warrants) pursuant to the terms of the Securities Purchase Agreement.

3. Representations of the Stockholders. The Stockholders hereby represent and warrant to the Investors and the Investor Representative as follows:

(i) The Escrow Shares are validly issued, fully paid and nonassessable shares of the Company. The Stockholders are the record and beneficial owners of the Escrow Shares and have good title to the Escrow Shares, free and clear of all pledges, liens, claims and encumbrances, except encumbrances created by this Agreement. There are no restrictions on the ability of the Stockholders to transfer the Escrow Shares or to enter into this Agreement other than transfer restrictions under applicable federal and state securities laws. Upon any delivery of Escrow Shares to the Investors hereunder, the Investors will acquire good and valid title to the Escrow Shares, free and clear of any pledges, liens, claims and encumbrances.

(ii) Performance of this Agreement and compliance with the provisions hereof will not violate any provision of any applicable law and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon, any of the properties or assets of the Stockholders pursuant to the terms of the certificate of incorporation or by-laws of the Company or any indenture, mortgage, deed of trust or other agreement or instrument binding upon the Stockholders or affecting the Escrow Shares. No notice to, filing with, or authorization, registration, consent or approval of any governmental authority or other person is necessary for the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby by the Stockholders.

4. Disbursement of Escrow Shares.

(i) The Stockholders have covenanted to the Investors that the Company will attain the following financial performance threshold (the “Performance Threshold”): Earnings Per Share of $0.46, such “Earnings Per Share” to be calculated by dividing the Comprehensive Income, as defined in accordance with US GAAP and reported by the Company in its 2007 financial statements for the fiscal year (“FY07”) ending December 31, 2007, as adjusted as set forth below, by the number of fully diluted shares of the Company immediately following the closing of the transactions contemplated by the Securities Purchase Agreement. The Company will provide the Investor Representative and Vision Opportunity Master Fund, Ltd. with its audited financial statements, prepared in accordance with US GAAP, consistently applied with its 2006 financial statements, as adjusted as set forth below, on or before March 31, 2008 so as to allow the Investor Representative the opportunity to evaluate whether the Performance Threshold was attained. Comprehensive Income as defined in accordance with US GAAP shall include currency adjustments and exclude the following:

(a)	gains or losses on sales or disposition of assets outside of normal business;

(b)	asset impairments and write-downs;

(c)	litigation costs of claims judgments or settlements;

(d)	changes in tax law or rate, including the impact on deferred tax liabilities;

(e)	uninsured catastrophic property losses;

(f)	the cumulative of changes in accounting principles;

(g)	extraordinary items described in Accounting Principles Board Opinion No. 30;

(h)	acquisitions or unbudgeted costs incurred related to future acquisitions;

(i)	gains or losses on, or charges related to, refinancings or extinguishment of debt;

(j)	recognition of deferred tax assets or loss carry forwards;

(k)	expenses relating to the issuance of stock or to the share exchange;

(l)	impact of unanticipated accounting changes.

(ii) If the Company’s Earnings Per Share for FY07 is less than $0.23 (50% of the Performance Threshold), then the Performance Threshold will be deemed not to have been achieved, and all of the Escrow Shares shall be delivered to the Investors. The Company shall provide written instruction to the Escrow Agent instructing the Escrow Agent to issue and deliver within ten (10) business days following delivery of the FY07 financial statements to the Investor Representative certificates registered in the name of each Investor evidencing the Investor’s pro rata portion of the Escrow Shares (pro rata based on the number of shares of Common Shares purchased under the Securities Purchase Agreement and still beneficially owned by such Investor at such date).

(iii) If the Company’s Earnings Per Share for FY07 equals or exceeds the Performance Threshold (i.e. if the Company achieves 100% of the Performance Threshold), then all of the Escrow Shares shall be delivered to GL and BL, in proportion to the amount contributed by each, and the Company shall provide written instruction to the Escrow Agent instructing the Escrow Agent to issue and deliver to GL and BL within ten business days following delivery of the FY07 financial statements to the Investor Representative, certificates registered in their names.

(iv) If the Company’s Earnings Per Share for FY07 is between 50 and 99.99% of the Performance Threshold, then the Escrow Shares shall be delivered as follows: (a) the Investors shall receive a number of the Escrow Shares equal to the total number of Escrow Shares times a percentage which is 2.0 times the percentage by which such Performance Threshold was not achieved (i.e., 2.0 multiplied by (x) 100% minus (y) the percentage computed by dividing the Company’s Earnings Per Share for FY07 by the Performance Threshold). Distribution to the Investors shall be made pro rata based on the number of shares of Common Shares purchased under the Securities Purchase Agreement and still beneficially owned by such Investor at such date, and

(ii) GL and BL shall receive the remaining Escrow Shares (pro rata to the amount that each has contributed to the Escrow). By way of examples, if the Company’s FY07 Earnings Per Share is an amount equal to 90% of the Performance Threshold, the Investors shall be delivered 20% of the Escrow Shares (2.0 x (100% - 90%)) and GL and BL shall receive, in the aggregate, 80% of the Escrow Shares, and if the FY07 Company’s Earnings Per Share is 60% of the Performance Threshold, the Investors shall be delivered 80% of the Escrow Shares and GL and BL shall receive, in the aggregate, 20% of the Escrow Shares. In any such event the Company shall provide written instruction to the Escrow Agent instructing the Escrow Agent to issue and deliver to the Investors, GL and BL (within ten (10) business days following delivery of the FY07 financial statements to the Investor Representative) stock certificates registered in their names in the amounts provided for above.

(v) If the Performance Threshold is not fully (100%) achieved, the Company shall use best efforts to promptly cause the Escrow Shares to be delivered to the Investors, including causing its transfer agent promptly to issue the certificates in the names of the Investors and causing its securities counsel to provide any written instruction required by the Escrow Agent in a timely manner so that the issuances and delivery contemplated above can be achieved within ten business days following delivery of the FY07 financial statements to the Investor Representative.

(vi) Notwithstanding anything to the contrary herein, only those Investors who own shares acquired under the Securities Purchase Agreement remain stockholders of the Company at the time that any Escrow Shares become deliverable hereunder shall be entitled to their pro rata portion of such Escrow Shares. Any Escrow Shares not delivered to Investors because the Investors no longer hold Shares acquired under the Securities Purchase Agreement will be delivered to the Company.

5. Duration. This Agreement shall terminate on the distribution of all the Escrow Shares in accordance with Section 4 above.

6. Interpleader. Should any controversy arise among the parties hereto with respect to this Agreement or with respect to the right to receive the Escrow Shares, Escrow Agent shall have the right to consult counsel and/or to institute an appropriate interpleader action to determine the rights of the parties. Escrow Agent is also hereby authorized to institute an appropriate interpleader action upon receipt of a written letter of direction executed by the parties so directing Escrow Agent. If Escrow Agent is directed to institute an appropriate interpleader action, it shall institute such action not prior to thirty (30) days after receipt of such letter of direction and not later than sixty (60) days after such date. Any interpleader action instituted in accordance with this Section 6 shall be filed in any court of competent jurisdiction in New York, New York, and the Escrow Shares in dispute shall be deposited with the court and in such event Escrow Agent shall be relieved of and discharged from any and all obligations and liabilities under and pursuant to this Agreement with respect to the Escrow Shares.

7. Exculpation and Indemnification of Escrow Agent.

(a) Escrow Agent is not a party to, and is not bound by or charged with notice of any agreement out of which this escrow may arise. Escrow Agent acts under this Agreement as a depositary only and is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of the subject matter of the escrow, or any part thereof, or for the form or execution of any notice given by any other party hereunder, or for the identity or authority of any person executing any such notice. Escrow Agent will have no duties or responsibilities other than those expressly set forth herein. Escrow Agent will be under no liability to anyone by reason of any failure on the part of any party hereto (other than Escrow Agent) or any maker, endorser or other signatory of any document to perform such person’s or entity’s obligations hereunder or under any such document. Except for this Agreement and instructions to Escrow Agent pursuant to the terms of this Agreement, Escrow Agent will not be obligated to recognize any agreement between or among any or all of the persons or entities referred to herein, notwithstanding its knowledge thereof.

(b) Escrow Agent will not be liable for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith and in the exercise of its own best judgment, and may rely conclusively on, and will be protected in acting upon, any order, notice, demand, certificate, or opinion or advice of counsel (including counsel chosen by Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is reasonably believed by Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The duties and responsibilities of the Escrow Agent hereunder shall be determined solely by the express provisions of this Agreement and no other or further duties or responsibilities shall be implied, including, but not limited to, any obligation under or imposed by any laws of the State of New York upon fiduciaries.

(c) Escrow Agent will be indemnified and held harmless, jointly and severally, by the Company and the Stockholders from and against any expenses, including reasonable attorneys’ fees and disbursements, damages or losses suffered by Escrow Agent in connection with any claim or demand, which, in any way, directly or indirectly, arises out of or relates to this Agreement or the services of Escrow Agent hereunder; except, that if Escrow Agent is guilty of willful misconduct, fraud or gross negligence under this Agreement, then Escrow Agent will bear all losses, damages and expenses arising as a result of such willful misconduct, fraud or gross negligence. Promptly after the receipt by Escrow Agent of notice of any such demand or claim or the commencement of any action, suit or proceeding relating to such demand or claim, Escrow Agent will notify the other parties hereto in writing. For the purposes hereof, the terms “expense” and “loss” will include all amounts paid or payable to satisfy any such claim or demand, or in settlement of any such claim, demand, action, suit or proceeding settled with the express written consent of the parties hereto, and all costs and expenses, including, but not limited to, reasonable attorneys’ fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit or proceeding. The provisions of this Section 7 shall survive the termination of this Agreement.

8. Compensation of Escrow Agent. The Company will pay Escrow Agent $             for all services rendered by Escrow Agent hereunder.

9. Resignation of Escrow Agent. At any time, upon ten (10) days’ written notice to the Company, Escrow Agent may resign and be discharged from its duties as Escrow Agent hereunder. As soon as practicable after its resignation, Escrow Agent will promptly turn over to a successor escrow agent appointed by the Company the Escrow Shares held hereunder upon presentation of a document appointing the new escrow agent and evidencing its acceptance thereof. If, by the end of the 10-day period following the giving of notice of resignation by Escrow Agent, the Company shall have failed to appoint a successor escrow agent, Escrow Agent may interplead the Escrow Shares into the registry of any court having jurisdiction.

10. Records. Escrow Agent shall maintain accurate records of all transactions hereunder. Promptly after the termination of this Agreement or as may reasonably be requested by the parties hereto from time to time before such termination, Escrow Agent shall provide the parties hereto, as the case may be, with a complete copy of such records, certified by Escrow Agent to be a complete and accurate account of all such transactions. The authorized representatives of each of the parties hereto shall have access to such books and records at all reasonable times during normal business hours upon reasonable notice to Escrow Agent.

11. Notice. All notices, communications and instructions required or desired to be given under this Agreement must be in writing and shall be deemed to be duly given if sent by registered or certified mail, return receipt requested, or overnight courier to the following addresses:

If to Escrow Agent:	American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Attention: Herbert Lemmer

If to the Company or the Stockholders:

UNIPRO Financial Services, Inc.
31200 Via Colinas, Suite 200 Westlake Village, California 91362 Attention: Raul Silvestre Fax:

With a copy to:

Preston Gates Ellis LLP
Suite 2900
925 Fourth Avenue Seattle, WA 98104-1158 Attention: William Gleeson Fax: (206) 623-7022

and

Sichenzia Ross Friedman Ference LLP 1065 Avenue of the Americas New York, NY 10018 Attention: Richard Friedman Fax: (212) 930-9725

If to the Investor	H.C. Wainwright & Co., Inc.
Representative:	__________________________________________________
__________________________________________________
Attention: __________________________________________
Fax: ( ) -
Fax: ( ) -

or to such other address and to the attention of such other person as any of the above may have furnished to the other parties in writing and delivered in accordance with the provisions set forth above.

12. Execution in Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile execution and delivery of this Agreement is legal, valid and binding for all purposes.

13. Assignment and Modification. This Agreement and the rights and obligations hereunder of any of the parties hereto may not be assigned without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns. No other person will acquire or have any rights under, or by virtue of, this Agreement. No portion of the Escrow Shares shall be subject to interference or control by any creditor of any party hereto, or be subject to being taken or reached by any legal or equitable process in satisfaction of any debt or other liability of any such party hereto prior to the disbursement thereof to such party hereto in accordance with the provisions of this Agreement. This Agreement may be changed or modified only in writing signed by all of the parties hereto.

14. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN. ANY LITIGATION CONCERNING THE SUBJECT MATTER OF THIS AGREEMENT SHALL BE EXCLUSIVELY PROSECUTED IN THE STATE OR FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK, AND ALL PARTIES CONSENT TO THE EXCLUSIVE JURISDICTION AND VENUE OF THOSE COURTS.

15. Headings. The headings contained in this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

16. Attorneys’ Fees. If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees from the other party (unless such other party is the Escrow Agent), which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose, and which fees shall be in addition to any other relief that may be awarded.

17. Registration Rights. If any Escrow Shares are distributed to the Investors hereunder, then the Company shall use commercially reasonable efforts to file a registration statement relating to the resale by the Investors of the Escrow Shares so distributed within 30 days following the date that the Company is obligated hereunder to deliver any such Escrow Shares to the Investors and the Company shall thereafter use commercially reasonable efforts to cause such registration statement to become effective. The Investors shall provide such information to the Company as the Company may reasonably request in order to prepare such registration statement, including, without limitation, delivery to the Company of Selling Stockholder questionnaires. The Company shall cause such registration statement to remain effective until each Investor has sold any Escrow Shares received by it thereunder or until each Investor is permitted to resell all of the Escrow Shares received hereunder at one time pursuant to Rule 144(k) of the Securities Act of 1933, as amended.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date set forth opposite their respective names.

By:	UNIPRO Financial Services, Inc

Its:

Dated: , 2006

Gangjin Li

Dated: , 2006

Brian Lin

Dated: , 2006

American Stock Transfer Corporation

By:

Its:

Dated: , 2006

As representative of the Investors

By:

Its:

Dated: , 2006

[Signature Page to Escrow Agreement]